Lend Lease
CORPORATION

02 MAY 20 AM 10: 2?

9 May 2002

02034245

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
**File No:** **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Document |
|---|---|
| 9 May 2002 | Announcement to Australian Stock Exchange<br>Lend Lease Secures Investor for New Head Office |

Yours faithfully

**A P Ho**
Assistant Company Secretary

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

dlw 5/20

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

9 May 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Four (4) pages

Dear Sir

**STOCK EXCHANGE ANNOUNCEMENT**

**LEND LEASE SECURES INVESTOR FOR NEW HEAD OFFICE**

Lend Lease Corporation Limited ("Lend Lease") announces that it has reached agreement with Deutsche Office Trust ("DOT") to acquire the future Australian head office Lend Lease will develop at Hickson Road, Millers Point on Sydney CBD's north western waterfront.

The $112 million acquisition agreement, together with the development approval granted by the Central Sydney Planning Committee last month, paves the way for Lend Lease to commence construction work this month, with an expected relocation to the new head office by the end of 2003.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

MEDIA STATEMENT 9 MAY 2002

## LEND LEASE SECURES INVESTOR FOR NEW HEAD OFFICE

Deutsche Office Trust (ASX : DOT; "DOT") has agreed to acquire the future Australian head office Lend Lease will develop at Hickson Road, Millers Point on Sydney CBD's north western waterfront.

The $112 million acquisition agreement, together with the development approval granted by the Central Sydney Planning Committee last month, paves the way for Lend Lease to commence construction work this month with an expected relocation to the new head office by the end of 2003.

In addition Lend Lease will be jointly managing the development of the remainder of the 7,093 square metre site for Delmo No.2 Pty Ltd, a company owned by Mr Jose de la Vega, incorporating heritage buildings to be refurbished, a new residential apartment building and a public plaza.

Located at the centre of the last Sydney CBD waterfront precinct of significance to be redeveloped, Lend Lease's new home will be a 9 storey office building of 18,700 square metres. It will feature large floor plates averaging 1,900 square metres.

Under the agreement with DOT, Lend Lease has signed a 10 year lease with two, five year options over 15,300 square metres of the office building. Lend Lease will provide DOT with a 12 month rent guarantee on the remaining 3,400 square metres of office space. Lend Lease will have naming and signage rights to the property.

Lend Lease Development will be the development manager for DOT, with Bovis Lend Lease being responsible for design and construction of the office building.

Des Marks, Chief Executive of Lend Lease's Real Estate Solutions business in the Asia Pacific region, said the investment take-out agreement with DOT was in line with Lend Lease's third party capital development model.

"We are creating a high quality investment asset for DOT which we are confident will break new ground in work environments," Mr Marks said. "The office building is being designed from the inside out in order to optimise its functionality and to accommodate the needs of its users rather than the traditional approach of fitting the users into a building once it has been designed and developed," he said.

Key design features and benefits include:

- Open floors integrated with the 9 storey atrium, ensuring equity of amenity for all employees.
- Side core arrangement providing for clear unobstructed floor plates 100 metres long.
- Open, inter-floor stair cases and voids to break down segregation of the different business groups within the company.
- Naturally ventilated "verandah" break-out spaces and outdoor terraces that can be used as informal work and meeting places.

"We expect the interplay between space, work and culture will assist the integration of Lend Lease's two core businesses, Real Estate Solutions and Real Estate Investment Management," Mr Marks said.

The key design philosophy for the new head office is one company, one standard, one building.

"The approach we are taking will enable us to provide a highly flexible and attractive work environment for employees while maximising our interaction and collaboration in servicing our clients," he said.

The Millers Point precinct is in close proximity to and will provide the link between the Walsh Bay, King St Wharf and KENS sites that are either currently under-way or due to commence.

**Agreement with Delmo Pty Ltd**

Under a separate agreement, Bovis Lend Lease will design, project manage and construct Delmo's residential apartments and refurbishment of the adjacent heritage buildings.

Lend Lease and Delmo identified the potential of the Hickson Road site and agreed to jointly develop the mixed-use scheme that has now been approved. Delmo will retain ownership of the residential and heritage buildings as a long term investment. Lend Lease will lease the Heritage building which will front a public plaza linking the office and residential components. Lend Lease has a strong history of successful invigoration of public spaces associated with its developments and intends to create a vibrant plaza and community space making it a hub for the precinct.

**ENDS**

## ADDITIONAL INFORMATION

### About Lend Lease

Lend Lease is an integrated global real estate group comprising two businesses: Real Estate Solutions, which offers clients creating physical assets a full range of project management, construction, development, capital structuring and consulting services; and Real Estate Investment Management, serving clients who invest in real estate equity or debt.

Listed on the Australian Stock Exchange, the Group operates in 41 countries on six continents, with a significant presence in the United States, Europe, Asia Pacific and South America.

In the Real Estate Solutions business, Bovis Lend Lease is recognised worldwide as a partner of choice for many leading global organisations. In addition to providing project management and development services on a global basis, the Group has a leading community development and land management business in Australia.

In Real Estate Investment Management, Lend Lease is one of the largest real estate investment managers in the world. The Group manages A$87 billion for institutional, mutual fund and private clients invested in property funds, real estate equity and securities, mortgages, and commercial mortgage-backed securities. In addition, the Group services some A$132 billion of commercial real estate loans. Lend Lease is positioned to take advantage of opportunities in regional markets in both public and private markets, and in cross border arbitrage opportunities, to earn premium returns for clients.

### About Delmo Pty Ltd

Other projects of note involving Delmo include:

- The Finger Wharf at Woolloomooloo
- Walsh Bay
- Colgate Palmolive, Balmain
- Binary Centre, North Ryde
- Currently has obtained approval to redevelop a property in King Street, Randwick for 95 apartments.

### MEDIA ENQUIRIES:

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

John Frey
Cosway Australia
0411 361 361